Mail Stop 3561

September 25, 2009

Norbert Sporns, Chief Executive Officer
HQ Sustainable Maritime Industries, Inc.
Melbourne Towers, 1511 Third Avenue, Suite 788
Seattle, WA 98101

> **Re:** **HQ Sustainable Maritime Industries, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-33473**

Dear Mr. Sporns:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 12, 2009

General

1. Please note that you must file an amended Form 10-K with your proposed changes before we are able to complete our review of your annual report.

Executive Compensation, page 61

2.   We note your response to comment four of our letter dated August 10, 2009, and we reissue it. Your response indicates that the named executive officers received contractually set minimum bonuses that were increased by the compensation committee by 10% each of the last four years because "the income from operations of the Company has increased substantially over 10%." Please revise your annual report to clarify whether 10% increase in the bonuses awarded were based on a targeted income level that was set at the beginning of the year. If yes, please disclose the performance target. Also, please clarify how the "individual performance measures" described under the "Performance Objectives" heading on page 12 of your July 22, 2009 response letter were used by the compensation committee. It is unclear, for example, if any of these individual performance measures were set at the beginning of the year and would result in either increased base salary or a performance-based bonus at the end of the year.

* * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Questions may be directed to David Walz, the primary accounting examiner for this filing, at (202) 551-3358 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Jie Xiu, Esq.
        Fax: (212) 704-5904